UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2024

TenX Keane Acquisition

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41534	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

420 Lexington Ave, Suite 2446 New York, NY	10170
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (347) 627-0058

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	TENKU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	TENK	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive two-tenths of one ordinary share	TENKR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

In connection with the vote to approve the proposals at the extraordinary general meeting of shareholders of TenX Keane Acquisition (the “Company”) held on January 17, 2024 (the “Meeting”), holders of 2,287,923 ordinary shares (the “Redeeming Shareholders”) exercised their right to redeem their shares for cash at a redemption price of $10.90 per share, calculated based on the proxy record date of December 28, 2023, for an aggregate redemption amount of approximately $24.9 million. Consequently, this amount was removed from the Company’s trust account to pay such holders. According to the Company’s Second Amended and Restated Memorandum and Articles of Association and Definitive Proxy Statement, as supplemented, filed with the U.S. Securities and Exchange Commission on January 8, 2024, the redemption price should be calculated as of two business days prior to the Meeting, which date is January 12, 2024, with a redemption price of $11.02 per share. On May 31, 2024, the Company made additional payments to the Redeeming Shareholders of $268,645 in the aggregate. Such additional payments constitute top-up payments to cover the difference between the initially calculated redemption amount and the redemption amount based on the adjusted redemption price of $11.02 per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 6, 2024	TenX Keane Acquisition

	By:	/s/ Xiaofeng Yuan
	Name:	Xiaofeng Yuan
	Title:	Chairman and Chief Executive Officer